UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **January 10, 2008**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604	**V6C 2T7**
Vancouver, British Columbia, Canada	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 604-689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 7.01 FD Disclosure.

Thursday, January 10, 2008: International Barrier Technology Inc. (the "Company") (OTCBB = IBTGF; TSXV = IBH) announces that, it has granted stock options to directors, officers and employees of the Company, in the amount of 740,000 common shares in the capital stock of the Company, at a price of US$0.45 per share, exercisable up to and including January 10, 2010.

The Company provides management incentive stock options for executive and non executive officers and employees as part of the Company's overall compensation package for each employee. The Board acknowledges and appreciates the Company's employees' individual and collective commitment to and belief in the Company, its operations, plans and future prospects that acceptance of options priced as the options announced hereby represent. . Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

    99.1   Press Release, January 10, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 11, 2008

International Barrier Technologies Inc.
(Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)



News Release
For Immediate Release:
January 10, 2008

Watkins, MN; Vancouver, BC January 10, 2008 - International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, it has granted stock options to directors, officers and employees of the Company, in the amount of 740,000 common shares in the capital stock of the Company, at a price of US$0.45 per share, exercisable up to and including January 10, 2010.

The Company provides management incentive stock options for executive and non executive officers and employees as part of the Company's overall compensation package for each employee. The Board acknowledges and appreciates the Company's employees' individual and collective commitment to and belief in the Company, its operations, plans and future prospects that acceptance of options priced as the options announced hereby represent.

About International Barrier Technology Inc.

International Barrier Technology Inc. (OTCBB: IBTGF; TSXV:IBH) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers already include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States. www.intlbarrier.com

INTERNATIONAL BARRIER TECHNOLOGY INC.

"David J. Corcoran"

Per: _____

David J. Corcoran
CFO, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit: www.intlbarrier.com or www.investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

Contact:
International Barrier Technology Inc.
Melissa McElwee, 866-735-3519

320-764-5797
ir@intlbarrier.com
Source: International Barrier Technology

International Barrier Technology Inc.
510 4th St N • P.O. Box 379 • Watkins, MN 55389 USA
Tel: 866-735-3519 • Email: mmcelwee@intlbarrier.com